

April 19, 2013

Via E-mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Investments and Representations Inc.
Moreno 877 22nd Floor
Buenos Aires, Argentina

> **Re:** **IRSA Investments and Representations Inc.**
> **Form 20-F**
> **Filed October 31, 2012**
> **File No. 001-13542**

Dear Mr. Gaivironsky:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2012

Sales and Development of Properties and Land Reserves, page 36

1. In future Exchange Act reports, please disclose budgeted costs, costs incurred to date, and estimated completion time for material property developments in progress. Please consider presenting in tabular form.

Item 5. Operating and Financial Review and Prospects, page 58

2. We note your disclosure on pages 31 and 47 that a significant percentage of your leases will expire as of June 30, 2013 and June 30, 2014 for your shopping centers and office properties, respectively. In future Exchange Act reports, please include a more detailed discussion of leasing activity in your shopping center and office portfolio during the reporting period, including the amount of new leases and renewed leases executed, the

amount of leases that were not renewed, and leasing costs. With respect to renewed leases, please provide quantitative disclosure comparing the average base rent per square meter on expiring leases with rates on the new leases.

Results of Our Operations for the Fiscal Years ended June 30, 2012 and 2011, page 69

3.   In future Exchange Act reports, with respect to your office properties and shopping centers, please revise your disclosure to discuss the relative impact of changes in same store results and non-same store results. Please also disclose how you define "same store" for these purposes.

Form 6-K/A filed December 19, 2012

Exhibit 1 – Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1 Summary of significant accounting policies

1.13 Financial Instruments

(a) Classification

Debt investments

(i) Financial assets at amortized cost, page 98

4.   Please tell us how your policy of not separately accounting for any derivatives embedded in the debt investments complies with IFRS 9.

1.26 Revenue Recognition, page 107

Development property activities, page 110

5.   You disclose on page 111 that you enter into barter transactions where you normally exchange undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land, and that you record revenue at the fair value of the goods to be received (i.e., the residential apartments to be constructed), adjusted by the amount of cash, if any. You also disclose that in exchange for the land given up, you receive cash, if any, and an in-kind receivable. The in-kind receivable is initially recognized at fair value and is not subsequently remeasured. The in-kind receivable is classified as trading property. Please further explain the following:

- The accounting guidance that you relied upon to determine your accounting treatment,

- How you determined that the fair value of the residential apartments to be constructed can be reliably measured. Tell us the valuation methods you use and the significant assumptions you rely upon in your valuations; specifically address how the length of time required to construct the apartments impacts your fair value determination,

- Your consideration of recording the right to receive residential apartments in the future as an intangible asset rather than as an in-kind receivable classified as a trading property, and

- Clarification of how the in-kind receivable is subsequently measured after initial recognition.

2 Acquisitions and Disposals, page 112

Purchase of Financial Assets, page 114

6.   We note your purchase of preferred shares and warrants of Supertel Hospitality Inc. in February 2012 and the ability you now have to exert significant influence on Supertel. Please provide us with the analysis used to determine the appropriate accounting treatment for each element of this investment. Furthermore, we note that you did not record a gain upon initial recognition due to the unobservable inputs used in your valuation. We also note that it appears that you have subsequently recognized gains on this investment; please clarify the basis for the recognition of these subsequent gains.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at 202-551-3673 or Mike McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant